SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: September 7, 2010

List of materials

Documents attached hereto:

i) Press release announcing  Sony to Realign its LCD TV Manufacturing Operations for Europe

1-7-1 Konan Minato-ku Tokyo 108-0075

News & Information	No. 10–119E
September 7, 2010

Sony to Realign its LCD TV Manufacturing Operations for Europe
- Barcelona Technology Center in Spain to be sold to Ficosa International and COMSA EMTE -

As part of its on-going initiative to enhance its manufacturing efficiency to improve the profitability of its liquid crystal display (“LCD”) TV business, Sony Corporation (“Sony”) today announced that its relevant European subsidiaries have agreed with Ficosa International, S.A. (“Ficosa”) and COMSA EMTE SL (“COMSA EMTE”), both headquartered in Spain, to sell the Barcelona technology center (formal name: Sony Espana S.A., Barcelona Technology Center [Barcelona, Spain]), which manufactures LCD TVs for the Europe region, to Ficosa and COMSA EMTE.

With this transaction, the Barcelona technology center will be divided into two new companies, one focusing on manufacturing and the other focusing on development and engineering.  The manufacturing company will be wholly-owned and operated by Ficosa, while the development and engineering company will be a 50:50 joint venture between Ficosa and COMSA EMTE. 　Between them, the new companies intend to assume employment of the majority of employees at the Barcelona technology center.

Sony will source LCD TV production to the new manufacturing company for two years after completion of the transfer.  Both the new manufacturing and engineering companies will concurrently develop new businesses.

The transfer is planned to be completed by the end of December 2010, subject to certain regulatory and other approvals.

Although a loss is expected to be incurred by Sony in connection with the transaction for the rest of the current fiscal year, no material impact is anticipated on Sony’s consolidated financial results forecast for the current fiscal year that was released at the time of the first quarter earnings announcement, as such loss has been included in the forecast as a part of the 75 billion yen of estimated restructuring charges.

Overview of Barcelona technology center (Sony Espana S.A., Barcelona Technology Center)

Location:	Barcelona, Spain
Date established:	January 1973
Number of employees:	approximately 1,100 (as of August 31, 2010)
Site area	206,000 m²
Representative	President, Sony Espana S.A.	Pedro Navarrete
	Managing Director, Barcelona Technology Center	Richard Davies
Key products:	LCD TVs and related components

About Ficosa International, S.A.

Established in 1949, Ficosa International, S.A. is a multinational corporation devoted to the research, development, production and commercialization of systems and parts for automobiles.  It is headquartered in Barcelona, Spain and employs 6,800 people.  Ficosa is present in 19 countries around the world including Europe, North America, South America and Asia.

About COMSA EMTE SL

COMSA EMTE SL is the second-largest Spanish unlisted group in the infrastructure, services, engineering and systems sector.  The group has a presence in 13 countries and employs 9,000 people.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $78 billion for the fiscal year ended March 31, 2010.  Sony Global Web Site: http://www.sony.net/

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